Metros Development Co., Ltd.

Tolerance Ginza Building 6F

3-9-7, Ginza, Chuo-ku

Tokyo 1040061, Japan

February 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo
Brigitte Lippmann

Re:	Metros Development Co., Ltd.
Withdrawal of Acceleration Request for Registration Statement on Form F-1
File No. 333-274696

Dear Ms. De Lorenzo and Ms. Lippmann:

Reference is made to our letter, dated February 13, 2024, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on February 15, 2024. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

Metros Development Co., Ltd.

By:	/s/ Yoshihiro Koshiba
Yoshihiro Koshiba
Chief Executive Officer

cc: Craig D. Linder, Esq.